Filed by Mid Penn Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Mid Penn Bancorp, Inc.

Commission File No.: 333-199740

December 5, 2014

Dear Fellow Shareholder:

We have previously sent to you proxy material for the special meeting of shareholders of Mid Penn Bancorp, Inc. scheduled to be held on December 23, 2014. Your Board of Directors unanimously recommends that shareholders vote FOR Proposals 1 and 2.

The proxy statement for this meeting can be found at www.envisionreports.com/MPB.

Your vote is important, no matter how many or how few shares you may own. Please vote TODAY by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the envelope provided.

If you have already voted, thank you for your participation and please disregard this note.

Very truly yours,

Rory G. Ritrievi

President and Chief Executive Officer

REMEMBER:

You can vote your shares by telephone, or via the Internet.

Please follow the easy instructions on the enclosed proxy card.

If you have any questions, or need assistance in voting

your shares, please call our proxy solicitor,

Eagle Rock Proxy Advisors

TOLL-FREE, at 1-888-654-1722.

Important Additional Information

Mid Penn Bancorp, Inc. (“Mid Penn”) has filed a Registration Statement with the U.S. Securities and Exchange Commission (“SEC”), which contains a joint proxy statement/prospectus and other documents regarding the proposed merger. The proxy materials set forth complete details of the merger. Phoenix Bancorp, Inc. (“Phoenix”) and Mid Penn shareholders and investors are urged to read the Registration Statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they contain important information about Phoenix, Mid Penn, and the proposed transaction.

Copies of the joint proxy statement/prospectus may be obtained free of charge at the SEC’s website at www.sec.gov. Copies of other documents filed by Mid Penn with the SEC may also be obtained free of charge at the SEC’s website or at Mid Penn’s website at www.midpennbank.com under the “Investors” link and then under the heading “Financial Information and Documents.”

Phoenix and Mid Penn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Phoenix and Mid Penn in connection with the proposed merger. Information about the directors and executive officers of Mid Penn is set forth in the joint proxy statement/prospectus, dated November 14, 2014, for Mid Penn’s upcoming special meeting of shareholders, as filed with the SEC on November 18, 2014. Additional information regarding the interests of such participants and other persons who may be deemed participants may be obtained by reading the proxy statement/prospectus included in the Registration Statement.